June 6, 2011

VIA FACSIMILE & EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jeffrey P. Riedler, Assistant Director

Re:	NovaDel Pharma Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form S-1 filed May 31, 2011
Registration Statement No. 333-170066

Dear Mr. Riedler:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), NovaDel Pharma Inc. (the “Company”) hereby requests acceleration of the effectiveness of the Company’s Post-Effective Amendment No. 2 to the Registration Statement on Form S-1, File Number 333-170066, relating to the registration under the Securities Act of the Company’s Series A Convertible Preferred Stock together with Series A Warrants, Series B Warrants, Series C Warrants, and the shares of Common Stock underlying the Series A Convertible Preferred Stock and the Series B Warrants, as set forth in such Registration Statement, for June 7, 2011, at 4:00 p.m. New York City time, or as soon as practicable thereafter.

This letter will confirm that the Company acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter will also confirm that the Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-captioned Registration Statement on Form S-1.

Very truly yours,

NOVADEL PHARMA INC.

By: /s/ Steven B. Ratoff
      Name:  Steven B. Ratoff
      Title:   Chairman, President and Chief Executive Officer

1200 Route 22 East, Suite 2000
Bridgewater, NJ 08807
(908) 203-4640
sratoff@novadel.com